Mail Stop 3561

June 17, 2008

Jimmy S.H. Lee, Chairman
Mercer International, Inc.
650 West Georgia Street
Vancouver, British Columbia, Canada V6B 4N8

RE: **Mercer International, Inc.**
        Form 10-K for Fiscal Year Ended
                December 31, 2007 and filed February 25, 2008
        Form 10-Q for period ended March 31, 2008 and filed May 6, 2008
        Schedule 14A filed April 25, 2008
        File No. 1-15399

Dear Mr. Lee:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 13. Certain Relationships and related Transactions, and Director Independence, page
62

1. Your 2008 proxy does not include the disclosure required by Item 13 of the Form
    10-K, that is, Item 404 of Regulation S-K. Your Form 10-K notes that it
    incorporates the Item 404 information by reference from your proxy. Please

amend the Form 10-K to include the information required by Item 404 of Regulation S-K.

2. Please revise the Form 10-K to include the signature of either the principal accounting officer or the controller, as required by the Form 10-K General Instruction D(2)(a).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Pension and Other Post-Retirement Benefit Obligations, page 80

3. We note on page 71 that you recorded SFAS 158 adjustments to "Comprehensive Income Accumulated Other" of €809,000 and €3,789,000 for the years ended December 31, 2007 and 2006, respectively. However, we did not find the disclosures required by paragraph 7 of SFAS 158. Tell us why these disclosures are not applicable to your circumstances or add the appropriate disclosures.

Note 13 – Net Income (Loss) Per Share, page 88

4. We note that you report net loss from discontinued operations for each of the three years in the period ended December 31, 2007. However, you have not disclosed basic and diluted per-share amounts as required by paragraph 37 of SFAS 128. Tell us why these disclosures are not applicable to your circumstances or add the appropriate disclosures.

Supplementary Financial Information, page 98

5. We note that you present quarterly financial data for each of the quarters in 2007 and 2006. However, your disclosures do not include net income per share in accordance with Item 302 of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
 and Health Care Services

cc: Jimmy S.H. Lee, Chairman
        facsimile to (604) 684-1094